SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ / MF) 02.558.115/0001-21
Corporate Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

ANTICIPATION OF INTEREST ON SHAREHOLDERS’ CAPITAL PAYMENT

TIM PARTICIPAÇÕES S.A. ("Company") (B3: TIMP3; NYSE: TSU), informs that will anticipate, for January 24, 2019, the Interest on Shareholders’ Capital (“IOC”) payment, released to the market in Notice to Shareholders from December 19, 2018, the amount of of R$ 379,993,254.41 (three hundred and seventy-nine million, nine hundred and ninety-three thousand, two hundred and fifty-four Reais and forty-one centavos).

Such payment, initially scheduled to January 28, 2019, maintain the conditions previously informed, and the date for identification of shareholders entitled to receive such values is January 02, 2019. Thus, the shares acquired after this date are ex-IOE rights

1 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
IOE	R$ 0.156997806	R$ 379,993,254.41

There was no change in the gross value per share informed to the market on December 19, 2018.

2 – WITHHOLDING TAX:
2.1. 15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.

3 - FORMS OF PAYMENT (BOOK-ENTRY SHARES):
3.1. The IOE related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. -  Brasil, Bolsa, Balcão, which will transfer to the shareholders through custody agents;
3.2. Checking account indicated by the shareholder at Banco Bradesco S/A; and
3.3. Payment of IOE by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions; and
3.4. Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address – dac.escrituracao@bradesco.com.br.

Rio de Janeiro, January 21, 2019.

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 21, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.